UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934

(Amendment No. 16)*

RADA ELECTRONIC INDUSTRIES LIMITED

(Name of Issuer)

Ordinary Shares, Par Value NIS .015 Per Share

(Title of Class of Securities)

750115305

(CUSIP Number)

Robert T. Burke, Esq.

MBV Law LLP

855 Front Street

San Francisco, CA 94111

(415) 781-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page should be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 750115305	PAGE 2 OF 5 PAGES

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Howard P.L. Yeung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 6,611,843
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 6,611,843
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,611,843
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.7%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP NO. 750115305	PAGE 3 OF 5 PAGES

This Amendment amends Items 5 and 7 of the Statement on Schedule 13D filed by Howard P.L. Yeung, an individual residing in Hong Kong (“H. Yeung”), on June 8, 1998, as amended, relating to the Ordinary Shares, par value NIS .015 per share (the “Ordinary Shares”), of Rada Electronic Industries Limited, an Israeli corporation (“Rada”), by amending such items as set forth below.

ITEM 5:	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is amended by adding the following to the disclosure already made under the indicated subparagraphs of Item 5:

(a) H. Yeung owns directly 3,597,489 Ordinary Shares, representing approximately 40.6% of the outstanding Ordinary Shares. If H. Yeung were to convert the Note and exercise the Warrant described under Item 5(c) below, he would own 6,611,843 Ordinary Shares, representing approximately 55.7% of the outstanding Ordinary Shares. These percentages are based on 8,858,553 Ordinary Shares issued and outstanding as of April 11, 2008, according to Rada’s Form 6-K filed on April 16, 2008. Any percentages in this report that assume exercise of warrants or conversion of notes include in the total number of outstanding Ordinary Shares the number of Ordinary Shares that would be acquired by the exercise of such warrants or the conversion of such notes.

As previously reported, H. Yeung owns 50% of the issued and outstanding capital stock of Horsham Enterprises Limited, a British Virgin Islands corporation (“Horsham”). Horsham currently owns 450,029 Ordinary Shares (the “Horsham-Rada Shares”). If, by virtue of his ownership interest in Horsham, H. Yeung is deemed to be the beneficial owner of the Horsham-Rada Shares, H. Yeung would be the beneficial owner of 7,061,872 Ordinary Shares (assuming full conversion of the Note and exercise of the Warrant). Such 7,061,872 Ordinary Shares would represent approximately 59.5% of the total number of the outstanding Ordinary Shares. The filing of this statement shall not be construed as an admission that H. Yeung is the beneficial owner of the Horsham-Rada Shares.

(b) H. Yeung would have sole voting and sole dispositive power over any Ordinary Shares acquired pursuant to the Note and Warrant described under Item 5(c) below.

(c) On December 10, 2007, Rada issued to H. Yeung a Senior Secured Convertible Note in the amount of U.S. $3,000,000 (the “Note”). The Note is convertible into Ordinary Shares at a conversion price of U.S. $2.09 per share, for a total of up to 1,435,407 shares. In addition, also on December 10, 2007, Rada issued to H. Yeung a Warrant to Purchase Ordinary Shares (the “Warrant”) to purchase an aggregate of 1,578,947 Ordinary Shares at an exercise price of U.S. $2.375 per share.

(d) Not applicable.

(e) Not applicable.

SCHEDULE 13D

CUSIP NO. 750115305	PAGE 4 OF 5 PAGES

ITEM 7:	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is amended to disclose the following:

8.	Senior Secured Convertible Note dated December 10, 2007; and

9.	Warrant to Purchase Ordinary Shares dated December 10, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2008

/s/ Howard P.L. Yeung
Howard P.L. Yeung

SCHEDULE 13D

CUSIP NO. 750115305	PAGE 5 OF 5 PAGES

EXHIBIT INDEX

Exhibit 8	Senior Secured Convertible Note dated December 10, 2007; and
Exhibit 9	Warrant to Purchase Ordinary Shares dated December 10, 2007.